FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 28, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Details Impact of Tax Settlement in Greece on its 2004 Earnings

BRUSSELS, Belgium, February 28, 2006 - On December 27, 2005, Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced that its Greek subsidiary Alfa-Beta Vassilopoulos had reached an agreement with the Greek tax authorities to settle the outcome of a tax audit of Trofo and ENA for certain years before the acquisition of these two entities by Alfa-Beta in early 2001. To allow the financial community to better gauge the financial consequences of this settlement, Delhaize Group disclosed today the quarterly impact of this settlement on its 2004 income statement.

As indicated in December 2005, Delhaize Group has recorded the settlement in its opening balance sheet of 2003, its starting year of IFRS reporting, as a EUR 10.8 million increase of goodwill and a EUR 1.2 million decrease of Group equity. In addition, a tax charge on its income statement is recorded as follows: EUR 1.9 million in 2003, EUR 8.2 million in 2004 and EUR 1.0 million in the fourth quarter of 2005; or a respective net impact after minority share of EUR 1.0 million, EUR 4.2 million and EUR 0.6 million.

The EUR 8.2 million charge in 2004 is split over the different quarters as follows:

•	Q1 2004: EUR 0.6 million (EUR 0.3 million after minority share)

•	Q2 2004: EUR 1.5 million (EUR 0.8 million after minority share)

•	Q3 2004: EUR 0.4 million (EUR 0.2 million after minority share)

•	Q4 2004: EUR 5.7 million (EUR 2.9 million after minority share)

On May 4, 2005 and June 29, 2005, Delhaize Group published initial information on the implications for the Company of the change in reporting standard from Belgian GAAP to IFRS in the documents “Delhaize Group: Transition to IFRS – preliminary financial information” to be found on Delhaize Group’s website. These documents include a preliminary reconciliation of the quarterly results of 2004 from Belgian GAAP to IFRS. These figures have to be adjusted for the quarterly 2004 charges mentioned above in relation to the Greek tax settlement.

Because no agreement had been reached yet with the Greek tax authorities on November 10, 2005, the Greek tax settlement was not taken into account when Delhaize Group issued its last earnings guidance that day at the occasion of the publication of third quarter 2005 results. Delhaize Group will publish its 2005 full year and fourth quarter results on March 15, 2006.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2005, Delhaize Group’s sales network consisted of 2,636 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in net sales and other revenues and in 2004 EUR 299.8 million (USD 372.9 million) in net profit. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Contacts

Guy Elewaut: + 32 2 412 29 48

Hans Michiels: + 32 2 412 83 30

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 6, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President

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